Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 of scPharmaceuticals Inc. of our report dated March 20, 2018, except for the change in method of accounting for leasing transactions due to the adoption of Financial Accounting Standard Board’s Accounting Standards Update 2016-02, Leases, described in the Change in Accounting Principle section of Note 2, as to which the date is January 3, 2019, relating to the financial statements of scPharmaceuticals Inc., appearing in the Current Report on Form 8-K of scPharmaceuticals Inc. filed on January 3, 2019.

We also consent to the reference to our firm under the heading “Experts” in such Registration Statement.

/s/ RSM US LLP

Boston, Massachusetts

January 3, 2019